FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 000-51053

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1	4

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: November 19, 2007

3

Exhibit 99.1

The9 Limited Reports Third Quarter 2007 Unaudited Financial Results

Shanghai, China – November 16, 2007. The9 Limited (NASDAQ: NCTY) (“The9”), a leading online game operator in China, announced today its unaudited financial results for the third quarter ended September 30, 2007.

Third Quarter 2007 Financial Highlights:

•	Net revenues for the third quarter of 2007 increased by 17% quarter-over-quarter and by 35% year-over-year to RMB316.0 million (US$42.2 million).

•

Net revenues attributable to the operations of subscription-based games, which included revenues from game playing time, merchandise and installation package sales, increased by 13% quarter-over-quarter and by 21% year-over-year to RMB278.9 million (US$37.2 million) in the third quarter of 2007; net revenues attributable to the operations of item-sales based games, which included revenues from in-game item sales and installation package sales, increased by 97% quarter-over-quarter to RMB32.0 million (US$4.3 million) in the third quarter of 2007.

•

Net income for the third quarter of 2007 was RMB38.2 million (US$5.1 million), a 25% decrease from RMB50.6 million (US$6.8 million) in the second quarter of 2007, and a 41% decrease from RMB64.3 million (US$8.6 million) in the third quarter of 2006.

•

Adjusted EBITDA (non-GAAP) was RMB118.1 million (US$15.8 million) in the third quarter of 2007, remained stable compared to RMB117.8 million (US$15.7 million) in the second quarter of 2007, and a year-over-year increase of 7% from RMB109.9 million (US$14.7 million) in the third quarter of 2006.

•

Fully diluted earnings per share (one American Depositary Share “ADS” represents one ordinary share) was RMB1.29 (US$0.17) for the third quarter of 2007, compared with RMB1.90 (US$0.25) for the second quarter of 2007, and RMB2.61 (US$0.35) for the third quarter of 2006. Fully diluted adjusted EBITDA (non-GAAP) per share was RMB3.99 (US$0.53) for the third quarter of 2007, compared with RMB4.42 (US$0.59) for the second quarter of 2007 and RMB4.46 (US$0.60) for the third quarter of 2006.

4

Management Comments:

Commenting on the third quarter 2007 results, Jun Zhu, Chairman and Chief Executive Officer of The9 said, “We are very pleased to report record total net revenues and strong bottom-line earnings for the third quarter of 2007. The solid financial results in the third quarter were supported by the strong organic growth of Blizzard Entertainment®’s World of Warcraft®*, as well as having a full quarter of revenue contribution from Soul of The Ultimate NationTM (“SUN”). With the launch of World of Warcraft: The Burning CrusadeTM expansion pack in mainland China in early September, we have attained a record level of number of concurrent players and game-play usage After a strong debut in the second quarter, SUN continued to bring stable revenues from a different user base. In the third quarter of 2007, we attained aggregate peak concurrent users of approximately 985,000 for games that are currently in commercial operations, and as of September 30, 2007, we had over 27.6 million total registered users.

In addition, we continued to execute our diversification strategy in the third quarter by introducing another new game, Granado Espada (“GE”), to the mainland China market. After GE’s limited open-beta testing in early September, we recently commenced the game’s full-scale open-beta testing on October 31 and received promising feedback from users. With more games in commercial operation or in beta-testing phase under The9’s platform, we have further focused our management capabilities for multi-game operations, and together with our strong and diversified game pipeline that consists of various premium titles covering a wide spectrum of game genres, we believe The9 is well prepared to deliver sustained growth for the next few quarters to come”.

Hannah Lee, Senior Vice President and Chief Financial Officer, commented, “The third quarter 2007 results were encouraging. Necessary server upgrades and infrastructure enhancements for Blizzard Entertainment’s World of Warcraft in the first half of the year have proven to be worthwhile investments, as we saw revenue growth driven by strong user demand since the launch of Blizzard’s World of Warcraft: The Burning Crusade expansion pack in September. We believe World of Warcraft will maintain its growth momentum with continuous content upgrades to be introduced on a similar basis as we have done in the past two years. With increased player demand, we have been opening up new realms in our most recently launched World of Warcraft site, and are carefully planning for a potential new server site to service World of Warcraft. Regarding SUN, we are working closely with Webzen to push out frequent content upgrades to improve the game’s performance. Gradual product diversification has always been The9’s key initiative and the solid revenues and earnings from our commercialized games have provided the The9 with strong financial support for the launches of new games from our rich and diversified game portfolio.” Hannah further added that “On a separate note, in the third quarter, we have signed a license agreement for our first proprietary game, Joyful Journey West (“JJW”), granting

*	World of Warcraft® and Blizzard Entertainment® are trademarks or registered trademarks of Blizzard Entertainment®, Inc. in the U.S. and/or other countries.

a game operator in Malaysia the right to operate the game in the Malaysian market for a specified period. This is an important milestone for The9 as we begin to market our self-developed products to game operators in the overseas markets. We will continue to further explore licensing opportunities for JJW and other proprietary games currently under development and slated to be launched in the coming year.”

Discussion of The9’s Third Quarter 2007 Results (Preliminary Unaudited)

Revenues

For the third quarter of 2007, The9 reported total gross revenues of RMB333.3 million (US$44.5 million), which increased by 17% compared to RMB284.6 million (US$38.0 million) in the second quarter of 2007 and by 36% compared to RMB245.8 million (US$32.8 million) in the third quarter of 2006. Total net revenues were RMB316.0 million (US$42.2 million), which increased by 17% compared to RMB270.0 million (US$36.0 million) in the second quarter of 2007 and by 35% compared to RMB233.4 million (US$31.1 million) in the third quarter of 2006. The increase in total revenues was a combined result of increased online game services revenues and other revenues, offset slightly by decreased revenues from game operating support, website solutions and advertisement.

For the third quarter of 2007, online game services gross revenues were RMB321.7 million (US$42.9 million), representing a 16% increase from RMB276.5 million (US$36.9 million) in the second quarter of 2007 and a 33% increase from RMB241.2 million (US$32.2 million) in the third quarter of 2006. The increase was primarily because of higher revenue from Blizzard Entertainment’s World of Warcraft, especially after the launch of Blizzard’s World of Warcraft: The Burning Crusade expansion pack in early September, and the full-quarter revenue contribution from Soul of The Ultimate NationTM.

For the third quarter of 2007, gross revenues from game operating support, website solutions and advertisement, were RMB2.2 million (US$0.3 million), representing a decrease of 71% from the previous quarter and a decrease of 19% from the same period of last year. The decrease was mainly due to decreased technical support services provided in the quarter.

Other gross revenues mainly included sales of game related merchandise, installation packages, and game operation support software. Other gross revenues were RMB9.5 million (US$1.3 million) in the third quarters of 2007, compared to RMB0.8 million (US$0.1 million) in the second quarter and RMB1.9 million (US$0.3 million) in the third quarter of 2006. The increase in other gross revenues was primarily because of the increase in sales of World of Warcraft related merchandise and sales of certain proprietary game operation support software in the third quarter of 2007.

In the third quarter of 2007, net revenues attributable to the operations of subscription-based game, which included revenues from game playing time, merchandise and installation package sales, increased by 13% quarter-over-quarter and by 21% year-over-year to RMB278.9 million (US$37.2 million). The increase in such revenues was mainly due to higher concurrent user levels as well as user usage levels after the launch of Blizzard’s World of Warcraft: The Burning Crusade expansion pack in early September. Net revenues attributable to the operations of item-sales based games, which included revenues from in-game item sales and installation package sales, increased by 97% quarter-over-quarter to RMB32.0 million (US$4.3 million) in the third quarter of 2007 mainly due to the commercialization of SUN in May 2007 which contributed full-quarter revenue in the third quarter compared to less than half a quarter revenue contribution in the second quarter.

Gross Profit

Gross profit for the third quarter of 2007 increased by 15% quarter-over-quarter and 23% year-over-year to RMB132.2 million (US$17.6 million). The sequentially increase of gross profit was in line with the increase in net revenues. Gross profit margin for the third quarter 2007 remained stable at 42% compared to the previous quarter. In the third quarter of 2007, considering the nature of the assets, server specifications of games to be launched, and industry practice, the depreciation lives of servers were changed to a consistent period of four years. This is accounted for as a change in accounting estimate and prospectively from July 1, 2007, quarterly depreciation charge relating to servers is estimated to decrease by approximately RMB12.6 million (US$1.7 million).

Operating Expenses

For the third quarter of 2007, operating expenses were RMB88.5 million (US$11.8 million), representing a 19% increase from RMB74.5 million (US$9.9 million) in the previous quarter and a 99% increase from RMB44.6 million (US$5.9 million) in the same period of last year. The sequential increase in operating expenses was primarily due to increased sales and marketing expenses relating to the launch of Blizzard’s World of Warcraft: The Burning Crusade expansion pack, increased general and administrative expenses mainly due to full-quarter effect of share-based compensation expenses for options granted in May 2007, offset in part by decreased product development expenses relating to SUN post-commercialization whereby direct costs relating to pre-commercialization of a game are classified under product development.

Share based compensation was RMB17.2 million (US$2.3 million) in the third quarter of 2007, compared to RMB9.2 million (US$1.2 million) in the second quarter of 2007 and RMB4.5 million (US$0.6 million) in the third quarter of 2006. The increase of share based compensation from the second quarter of 2007 was mainly due to options granted in May 2007.

Income from Operations

For the third quarter of 2007, profit from operations was RMB43.7 million (US$5.8 million), which increased by 9% quarter-over-quarter compared to RMB40.1 million (US$5.4 million) but decreased 31% year-over-year compared to RMB63.3 million (US$8.4 million) for 2006. Operating margin for the third quarter of 2007 was 14%, remained at a stable level compared to 15% in the previous quarter, but decreased year-over-year from 27% in the third quarter of 2006. Operating profit margin, excluding share-based compensation expenses of RMB17.2 million (US$2.3 million), was 19% for the third quarter of 2007, compared to 18% in the second quarter of 2007, excluding share-based compensation expenses of RMB9.2 million (US$1.2 million), and 29% in the third quarter of 2006, excluding share-based compensation expenses of RMB4.5 million (US$0.6 million).

Other Income (Expenses)

Other expenses for the third quarter of 2007 was RMB16.1 million (US$2.2 million), compared to other income of RMB4.1 million (US$0.6 million) in the second quarter of 2007 and other expenses of RMB1.0 million (US$0.1 million) in the third quarter of 2006. The sequential difference of other income (expenses) was primarily due to the combined result of increased foreign exchange loss with the U.S. Dollar deposit increase after EA’s cash investment, as well as the lack of any financial subsidy as compared to the previous quarter. Foreign exchange loss for the third quarter of 2007 was RMB16.1 million (US$2.1 million) compared to RMB7.6 million (US$1.0 million) in the previous quarter, and in the second quarter of 2007, RMB11.8 million (US$1.6 million) of financial subsidy relating to the second half of 2006 was received.

Income Tax Benefit (Expense)

Income tax expense for the third quarter of 2007 was RMB6.8 million (US$0.9 million), compared to income tax expenses of RMB1.1 million (US$0.1 million) in the second quarter of 2007 and income tax benefit of RMB0.8 million (US$0.1 million) in the third quarter of 2006. The sequential increase of income tax expense was primarily due to the updated estimation of annual effective tax rate.

Loss on Equity Investments

For the third quarter of 2007, loss on equity investments, net of taxes, amounted to RMB0.7 million (US$0.1 million), compared to a loss of RMB2.1 million (US$0.3 million) for the second quarter of 2007, and a loss of RMB1.2 million (US$0.2 million) for the third quarter of 2006. The sequential decrease in loss on equity investments was primarily due to the decrease of loss from certain joint venture and increase of profit from certain joint ventures as they generated net income in the third quarter of 2007.

Net Income

For the third quarter of 2007, net income was RMB38.2 million (US$5.1 million), which decreased by 25% from RMB50.6 million (US$6.8 million) in the second quarter of 2007 and by 41% compared to RMB64.3 million (US$8.6 million) in the third quarter of 2006. The decrease in net income was a result of the cumulative effect of the foregoing factors.

Fully diluted earnings per share and per ADS for the third quarter of 2007 was RMB1.29 (US$0.17), compared to RMB1.90 (US$0.25) in the second quarter of 2007 and RMB2.61 (US$0.35) in the third quarter of 2006. It should be noted that with the issuance of approximately 4.5 million common shares to Electronic Arts Inc. in May 2007, diluted weighted average shares outstanding increased from 26,667,691 for the second quarter to 29,635,516 for the third quarter of 2007. This increase in diluted weighted average shares outstanding impacted full diluted earnings per share and per ADS.

Adjusted EBITDA (non-GAAP) is defined as earnings before depreciation of fixed assets, amortization of land use right and intangibles, share based compensation and income tax expenses/benefits, as applicable. For the third quarter of 2007, adjusted EBITDA (non-GAAP) was RMB118.1 million (US$15.8 million) compared to adjusted EBITDA (non-GAAP) of RMB117.8 million (US$15.7 million) for the previous quarter and RMB109.9 million (US$14.7 million) for the same period of last year.

For the third quarter of 2007, fully diluted adjusted EBITDA (non-GAAP) per share was RMB3.99 (US$0.53), compared to RMB4.42 (US$0.59) for the second quarter of 2007 and RMB4.46 (US$0.60) in the third quarter of 2006.

As at September 30, 2007, the Company’s total cash and cash equivalents balance was RMB2.08 billion (US$277.1 million). A stable level of cash and cash equivalents was maintained compared to RMB2.09 billion (US$278.5 million) as at June 30, 2007. This was mainly due to the combined result of cash receipts from sales of prepaid game points, offset by prepaid royalty payments to the licensor relating to World of Warcraft® and SUN, capital expenditures relating to Granado Espada, as well as license fee payments for several licensed games.

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of September 28, 2007 (the last business day of third quarter of 2007), which was RMB7.4928 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Measure

To supplement the consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”), The9 uses the non-GAAP measure of adjusted EBITDA, which is adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude certain expenses. The non-GAAP financial measure is provided to enhance investors’ overall understanding of the Company’s operating performance.

Adjusted EBITDA (non-GAAP) is defined as earnings before depreciation of fixed assets, amortization of land use right and intangibles, share based compensation and income tax expenses/benefits, as applicable. The Company believes its adjusted

EBITDA provides useful information to both management and investors as it excludes certain expenses that are not expected to result in future cash payments. The use of adjusted EBITDA has certain limitations. Depreciation and amortization expense for various assets and income tax expenses/benefits have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. adjusted EBITDA should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, share based compensation and income tax expenses/benefits in our reconciliations to the GAAP financial measure, which should be considered when evaluating our performance. Adjusted EBITDA is not defined under GAAP, and our adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing our operating performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, our adjusted EBITDA may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate adjusted EBITDA in the same manner as we do. For more information on this non-GAAP financial measure, please see the tables captioned “Reconciliation of non-GAAP to GAAP results” set forth at the end of this release.

Conference Call / Webcast Information

The9’s management team will host a conference call on Thursday, November 15, 2007 at 8:00 PM, U.S. Eastern Time, corresponding to Friday, November 16, 2007 at 9:00 AM, Beijing Time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-786-4511, password “39088982”. In the U.S., members of the financial community may also participate in the call by dialing toll-free +1-800-901-5218, password “39088982”. A replay of the call will be available through November 23, 2007. The dial-in details for the replay: U.S. toll free number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “69250503”.

The9 Limited will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s web site www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited Q3 2007 Earnings Conference Call” and follow the instructions.

About The9 Limited

The9 Limited is a leading online game operator in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Blizzard Entertainment®’s World of Warcraft®, Soul of The Ultimate NationTM, and its first proprietary MMORPG, Joyful Journey WestTM, in mainland China. It has also obtained exclusive licenses to operate additional MMORPGs and advanced casual games in mainland China, including Granado Espada, Guild Wars, Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, HuxleyTM, FIFA Online 2, Audition 2, Field of Honor and Audition. In addition, The9 is also developing two proprietary MMORPG games, Fantastic Melody OnlineTM and Warriors of Fate Online.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Dahlia Wei

Senior Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

THE9 LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended
	September 30, 2006	June 30, 2007	September 30, 2007	September 30, 2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online game services	241,164,777	276,501,327	321,723,690	42,937,712
Game operating support, website solutions and advertisement	2,671,945	7,339,827	2,155,636	287,694
Other revenues	1,917,314	780,444	9,450,513	1,261,279

	245,754,036	284,621,598	333,329,839	44,486,685
Sales Taxes	(12,367,467)	(14,633,882)	(17,363,309)	(2,317,333)

Net Revenues	233,386,569	269,987,716	315,966,530	42,169,352

Cost of Services	(125,522,051)	(155,380,871)	(183,802,302)	(24,530,523)

Gross Profit	107,864,518	114,606,845	132,164,228	17,638,829
Operating Expenses:
Product development	(7,749,225)	(11,406,746)	(8,005,085)	(1,068,370)
Sales and marketing	(11,699,467)	(22,518,505)	(31,886,696)	(4,255,645)
General and administrative	(25,112,296)	(40,567,082)	(48,580,085)	(6,483,569)

Total operating expenses:	(44,560,988)	(74,492,333)	(88,471,866)	(11,807,584)

Profit from operations	63,303,530	40,114,512	43,692,362	5,831,245
Interest income, net	2,479,258	9,515,538	18,124,257	2,418,890
Other income (expenses), net	(1,034,921)	4,148,574	(16,120,271)	(2,151,435)

Income before income tax benefit (expense) and loss on equity investments	64,747,867	53,778,624	45,696,348	6,098,700
Income tax benefit (expense)	794,368	(1,102,507)	(6,819,088)	(910,085)

Income before loss on equity investments	65,542,235	52,676,117	38,877,260	5,188,615
Loss on equity investments, net of taxes	(1,208,010)	(2,064,807)	(691,118)	(92,238)

Net income	64,334,225	50,611,310	38,186,142	5,096,377

Earnings per share
- Basic	2.62	1.92	1.30	0.17

- Diluted	2.61	1.90	1.29	0.17

Weighted average shares outstanding
- Basic	24,508,974	26,382,259	29,367,354	29,367,354

- Diluted	24,615,761	26,667,691	29,635,516	29,635,516

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	December 31, 2006	September 30, 2007	September 30, 2007
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
Assets
Current Assets
Cash and cash equivalents	937,845,817	2,076,171,417	277,088,861
Accounts receivable	10,174,484	20,651,610	2,756,194
Advances to suppliers	9,036,620	10,111,742	1,349,528
Prepayments and other current assets	69,153,131	83,479,358	11,141,276
Prepaid royalties	27,558,207	100,455,847	13,406,984
Deferred costs	33,324,942	43,041,860	5,744,429
Deferred tax assets, current	—	9,734,632	1,299,198

Total current assets	1,087,093,201	2,343,646,466	312,786,470

Investments in equity investees	30,117,605	35,857,211	4,785,556
Property, equipment and software	227,512,006	377,614,217	50,396,943
Goodwill	30,199,751	30,199,751	4,030,503
Land use right	—	84,199,893	11,237,440
Intangible assets	244,271,279	302,576,240	40,382,266
Prepayment for equipments	—	14,000,000	1,868,460
Long-term deposit	—	454,212	60,620
Deferred tax assets, non-current	5,391,123	15,453,966	2,062,509

Total Assets	1,624,584,965	3,204,001,956	427,610,767

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	12,692,978	30,018,263	4,006,281
Due to related parties	332,797	240,863	32,146
Income tax payable	—	2,779,795	370,995
Other taxes payable	23,589,754	29,593,342	3,949,571
Advances from customers	88,040,975	148,970,561	19,881,828
Deferred revenue	111,302,531	150,437,885	20,077,659
Other payables and accruals	52,467,643	43,730,536	5,836,342

Total current liabilities	288,426,678	405,771,245	54,154,822

Minority interests	—	—	—
Commitments and contingencies	—	—	—

Shareholders’ Equity
Common shares (US$0.01 par value; 24,688,038 shares issued and outstanding as of December 31, 2006, 29,373,503 shares issued and outstanding as of September 30, 2007)	2,041,673	2,400,343	320,353
Additional paid-in capital	941,786,807	2,248,618,089	300,103,845
Statutory reserves	20,745,422	20,745,422	2,768,714
Retained earnings	371,584,385	526,466,857	70,263,033

Total shareholders’ equity	1,336,158,287	2,798,230,711	373,455,945

Total liabilities and shareholders’ equity	1,624,584,965	3,204,001,956	427,610,767

THE9 LIMITED

RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended
	September 30, 2006	June 30, 2007	September 30, 2007	September 30, 2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	64,334,225	50,611,310	38,186,142	5,096,377
Depreciation of property, equipment and software	18,513,748	35,040,340	32,601,209	4,351,005
Amortization of land use right and intangible assets	23,306,626	21,858,233	23,280,919	3,107,105
Share based compensation	4,532,883	9,198,777	17,218,946	2,298,066
Income tax expense (benefit)	(794,368)	1,102,507	6,819,088	910,085

Adjusted EBITDA (Non-GAAP)	109,893,114	117,811,167	118,106,304	15,762,638

GAAP earnings per share
- Basic	2.62	1.92	1.30	0.17

- Diluted	2.61	1.90	1.29	0.17

Adjusted EBITDA (Non-GAAP) per share
- Basic	4.48	4.47	4.02	0.54

- Diluted	4.46	4.42	3.99	0.53

Weighted average shares outstanding
- Basic	24,508,974	26,382,259	29,367,354	29,367,354

- Diluted	24,615,761	26,667,691	29,635,516	29,635,516